CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
ZYTO CORP.

This Certificate of Amendment to the Certificate of Incorporation of ZYTO Corp. (the "**Corporation**") is duly executed and filed by the undersigned pursuant to and in accordance with the provisions of the General Corporation Law of the State of Delaware, as amended, (the "**Law**").

1. The name of the Corporation is "ZYTO Corp."

2. The Certificate of Incorporation of the Corporation was filed with the State of Delaware Secretary of State on May 4, 2006. The Certificate of Incorporation was amended on September 13, 2006, to change the name of the Corporation from Quiver Corporation to ZYTO Corp. The Certificate of Incorporation was amended and restated in its entirety on July 6, 2010.

3. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation amends and replaces the first paragraph of Article "FOURTH" of the Certificate of Incorporation pursuant to Section 242 of the General Corporation Law of the State of Delaware, to provide for an increase in the authorized capitalization of the Corporation such that the authorized capital of the Company will consist of 200,000,000 shares of common stock, par value $.0001 per share, and 20,000,000 shares of Preferred Stock, par value $.0001 per share. To effect the foregoing, the first paragraph of Article "FOURTH" of the Amended and Restated Certificate of Incorporation is hereby amended in its entirety and the text of the Amendment to the Certificate of Incorporation (the "Amendment") is attached hereto as Exhibit A.

4. This Certificate of Amendment to the Amended and Restated Certificate of Incorporation has been duly approved by unanimous Consent of the Board of Directors of the Corporation and was recommended for approval to the stockholders.

5. This Certificate of Amendment has been adopted at the Company's Annual Meeting of shareholders held December 6, 2011, by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote in accordance with Section 216 of the General Corporation Law of the State of Delaware and pursuant to all other applicable requirements of the General Corporation Law of the State of Delaware.

6. The amendment specified above does not provide for an exchange, reclassification, or cancellation of issued shares of the Corporation.

IN WITNESS WHEREOF, this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation is executed as of the 28th day of March, 2012.

ZYTO Corp.,
a Delaware corporation,

By [signature]
Kami J. Howard
President, COO

EXHIBIT A

ARTICLE FOURTH

The total number of shares of all classes of stock which the Corporation shall have authority to issue is Two Hundred Twenty Million (220,000,000) shares, consisting of (a) Two Hundred Million (200,000,000) shares of common stock, par value $0.0001 per share (the "Common Stock"), and (b) Twenty Million (20,000,000) shares of preferred stock, par value $0.0001 per share (the "Preferred Stock").

[THE REMAINDER OF ARTICLE FOURTH SHALL REMAIN UNCHANGED.]